Exhibit (a)(30)

IN THE UNITED STATES DISTRICT COURT

FOR THE NORTHERN DISTRICT OF GEORGIA

ATLANTA DIVISION

GOLD KIST INC.,

Plaintiff,

vs.

PILGRIM’S PRIDE CORPORATION;
PROTEIN ACQUISITION
CORPORATION; O.B. GOOLSBY, JR.;
ARY D. TUCKER; ROBERT L.
HENDRIX; JOSEPH C. MORAN;
WALTER F. SHAFER;III; TIM
THOMAS; MICHAEL A. PRUITT;
ROBERT A. WRIGHT; JANE T.
BROOKSHIRE; and J. CLINTON
RIVERS,

Defendants.

: : : : : : : : : : : : : : : : :	CIVIL ACTION NO. 1:06-CV-2441-CC

ORDER

The above-styled action is before the Court on Plaintiff Gold Kist, Inc.’s Motion for Expedited Hearing [Doc. No. 15] and Defendant Pilgrim’s Pride Corporation’s Motion to Modify October 25, 2006 Scheduling Order [Doc. No. 16].

In the Motion for Expedited Hearing, Plaintiff Gold Kist, Inc. (“Gold Kist”) moves the Court to hold an expedited hearing on its Motion for Preliminary Injunction, which Gold Kist filed on October 23, 2006. Gold Kist urges that good cause exists in this case to grant an immediate hearing on the Motion for Preliminary Injunction. Specifically, Gold Kist contends that it is presently suffering irreparable injury as a result of Defendant Pilgrim’s Pride Corporation’s (“Pilgrim’s”) efforts to have nine of Pilgrim’s alleged officers elected to Gold Kist’s board of directors, a “scheme” that Gold Kist argues violates Section 8 of the Clayton Act and the federal securities laws. (Pl.’s Mot. for Expedited Hearing ¶¶ 2, 3.) Gold Kist maintains that an expedited hearing is necessary to prevent Gold Kist from being “forced to incur significant and unnecessary expense in a costly proxy solicitation battle....” (Id. ¶ 3.) Gold Kist also argues that “Gold Kist, its stockholders, and the investing public are being misled, are suffering immediate injury to their corporate suffrage rights, and are facing impending irreparable harm as a result of Defendants’ ongoing unlawful conduct.” (Id. ¶ 4.) For these reasons, Gold Kist requests that the Court set a hearing date on Gold Kist’s Motion for Preliminary Injunction during the week of November 13, 2006.

In the Motion to Modify October 25, 2006 Scheduling Order, Pilgrim’s moves the Court to modify an Order entered by the Honorable Julie E. Carnes, prior to her recusal from the case, which requires Pilgrim’s to file a response to Gold Kist’s Motion for Preliminary Injunction within ten (10) days of service of the Motion. Pilgrim’s urges that the Court should permit limited discovery as to such issues as antitrust harm before additional briefs are filed with respect to the Motion for Preliminary Injunction and before the Court holds an evidentiary hearing on the Motion. Pilgrim’s maintains that an expedited hearing is not necessary at this time because, among other reasons, the board election that is central to the dispute between the parties will not take place until February 2007.

Not surprisingly, Gold Kist opposes Pilgrim’s Motion to Modify October 25, 2006 Scheduling Order, although Gold Kist does not refute that the board election at issue will not take place prior to February 2007. Gold Kist continues to maintain that its Motion for Expedited Hearing should be granted, and Gold Kist reiterates its position that Pilgrim’s proposed slate of officers for Gold Kist’s board runs afoul of Section 8 of the Clayton Act and federal securities laws. Gold Kist also argues that there is no need for factual discovery regarding any harm to Gold Kist, as a per se violation of Section 8 threatens injury both to competition and to Gold Kist. Gold Kist, however, cites no law directly supporting the latter proposition. Further, even if a per se violation of Section 8 automatically threatens Gold Kist with loss or damage, to obtain the injunctive relief Gold Kist requests, Gold Kist still must show that the threatened loss or damage to Gold Kist outweighs the harm Pilgrim’s would suffer if an injunction issues. See BellSouth

Telecomms., Inc. v. MCIMetro Access Transmission Servs., LLC, 425 F.3d 964, 968 (11th Cir. 2005) (setting forth standard for preliminary injunction). Thus, the nature and extent of the threatened loss or damage to Gold Kist remains a subject proper for limited discovery, and the Court is of the opinion that limited discovery regarding the potential harms to Gold Kist, Pilgrim’s, and the public would aid the Court in reaching an informed decision on Gold Kist’s Motion for Preliminary Injunction.

Therefore, having considered the briefs and arguments of the parties, as well as the applicable law, the Court hereby ORDERS that Plaintiff Gold Kist, Inc.’s Motion for Expedited Hearing [Doc. No. 15] is DENIED and Defendant Pilgrim’s Pride Corporation’s Motion to Modify October 25, 2006 Scheduling Order [Doc. No. 16] is GRANTED. The Court further ORDERS that the Order of October 25, 2006 be MODIFIED as follows:

1. Pilgrim’s Pride Corporation, Protein Acquisition Corporation, O.B. Goolsby, Jr., Gary D. Tucker, Robert L. Hendrix, Joseph C. Moran, Walter F. Shafer, III, Tim Thomas, Michael A. Pruitt, Robert A. Wright, Jane T. Brookshire, and J. Clinton Rivers (referred to collectively as “Defendants”) shall file any answer, motion, objection, or other response to the complaint of Gold Kist, Inc. by November 10, 2006;

2. The parties shall conduct limited discovery during the period between November 10, 2006, and December 15, 2006, as necessary to present argument and evidence on Gold Kist’s Motion for Preliminary Injunction;

3. Defendants shall file their brief in response to Gold Kist’s Motion for Preliminary Injunction by December 22, 2006;

4. Gold Kist shall file its reply brief in support of its Motion for Preliminary Injunction by January 5, 2007; and

5. The Court will hold an evidentiary hearing on Gold Kist’s Motion for Preliminary Injunction on January 16, 2007, at 10:30 a.m.

SO ORDERED this 2nd day of November, 2006.

s/ CLARENCE COOPER
CLARENCE COOPER UNITED STATES DISTRICT JUDGE